

Mail Stop 3628

March 10, 2016

James Darrell Thomas
Vice President, Treasurer and Assistant Secretary
Harley-Davidson Customer Funding Corp.
3850 Arrowhead Drive
Carson City, Nevada 89706

>   **Re: Harley-Davidson Customer Funding Corp.**
>   **Amendment No. 1 to Registration Statement on Form SF-3**
>   **Filed February 29, 2016**
>   **File No. 333-208825**

Dear Mr. Thomas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2016 letter.

Summary of Terms

[Credit Risk Retention], page 9

1. We note that in the section titled "The Sponsor, Seller, Servicer and Administrator – Credit Risk Retention" you contemplate using a risk retention reserve account if necessary to satisfy Regulation RR requirements. Please add a brief description of the material terms of such an account to the summary section.

The Sponsor, Seller, Servicer and Administrator

[Credit Risk Retention], page 52

2. We note you have added disclosure about credit risk retention in response to prior comment 9. We further note that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please revise to disclose the source of your prepayment rate or an explanation why you believe an assumption of a constant prepayment rate is appropriate here.

3. We note your disclosure on page 56 that HDCC believes that the inputs and assumptions described include the inputs and assumptions that could have a significant impact on the fair value calculation. Please revise to specify that HDCC has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation. Refer to Rule 4(c)(1)(i)(F) of Regulation RR.

4. We note you contemplate including a risk retention reserve account. It is unclear from your disclosure if the risk retention reserve account qualifies as an eligible horizontal reserve account. Please revise or advise. If the risk retention reserve account is intended to qualify as an eligible horizontal reserve account, please revise to disclose material terms of the eligible horizontal cash reserve account or include a cross-reference to where that disclosure can be found. Please refer to Rule 4(b) and Rule 4(c)(1)(iii) of Regulation RR. Please also revise to disclose the fair value (expressed as a percentage and dollar amount or equivalent) of the eligible horizontal residual interest that the sponsor is required to fund through the account and other disclosure required by Rule 4(c)(1) of Regulation RR. See Rule 4(c)(1)(iii) of Regulation RR.

Representations, Repurchase and Asset Representations Review

Asset Representations Review

Review Report, page 84

5. We note your response to prior comment 19 in which you state that the depositor will determine whether the noncompliance with the representations and warranties constitutes a default under the transaction documents. We note, however, in the section titled "Obligations to Repurchase Contracts," that the seller and depositor's repurchase obligation is based upon an uncured breach of a representation or warranty with respect to a contract that materially and adversely affects the issuing entity's interest in the contract, not whether the noncompliance constitutes a default. Please revise or advise.

Dispute Resolution for Repurchase Requests, page 84

6. We note your revisions to this section that any mediation or arbitration will be held in [Chicago, Illinois] and the mediator or arbitrator must be admitted to practice in [Illinois]. However, on page 85, you state that the arbitrator will have the authority to schedule, hear and determine any motion according to New York law. Please either revise your disclosure for consistency or explain to us why the venue and choice of law are different.

7. Please also confirm that the mediation and arbitration disclosure, which had previously been written for mediations and arbitrations taking place in the state of New York, are still applicable for mediations and arbitrations taking place in the state of Illinois.

Exhibits

General

8. We note your response to prior comment 24 adding disclosure about investor communication to the prospectus. Please also update your exhibits as necessary to ensure the relevant transaction parties will take the proper actions to effectuate the investor communications shelf eligibility requirement as set forth in the prospectus.

Exhibit 4.2 Form of Indenture

Section 7.04 Noteholder Demand for Asset Representations Review

9. We note your disclosure stating that notes held by the sponsor or any affiliate of the sponsor are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. However, the term "sponsor" is not defined in the indenture. Please revise.

10. We note you have placed brackets around 5% as the voting quorum required to cause a review by the asset representations reviewer. However, in your prospectus disclosure under the heading "Representations, Repurchases and Asset Representations Review – Asset Representations Review – Voting Trigger," the 5% quorum requirement is not in brackets. Please revise the indenture to remove the brackets around 5% so that it is consistent with your prospectus or revise your prospectus and tell us why the 5% quorum requirement is subject to change.

Exhibit 4.3 Form of Asset Representations Review Agreement

Section 3.01 Review Notices and Identification of Review Contracts

11. In the first paragraph of this section, you state that "[t]he Asset Representations Reviewer will not be obligated to start a Review until a Review Notice is received." In the second

paragraph, you state that "[t]he Asset Representations Reviewer will not be obligated to start a Review until a Review Notice and the related list if [sic] Review Contracts is received." Please revise the document so that it is clear when the asset representations reviewer is obligated to start a review. Please also make sure this is consistent with your prospectus disclosure under the heading "Representations, Repurchase and Asset Representations Review – Asset Representations Review – Asset Representations Review Process," which states that the asset representations reviewer will start its review upon receiving access to the review materials from the servicer.

Section 3.06 Dispute Resolution

12. We note that the reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

Exhibit 5.1 Opinion of Foley & Lardner LLP with respect to legality

13. We note your legal opinion is limited to the jurisdictions of the states of Wisconsin and Illinois. Please explain to us why you believe it is appropriate to limit your legal opinion to the laws of the states of Wisconsin and Illinois when the issuing trusts are organized under the laws of the state of Delaware and counsel's opinion must consider the law of the jurisdiction under which the issuing entity is organized in order to provide the binding obligation opinion. Alternatively, please revise your legal opinion. Refer to Sections II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19, "Legality and Tax Opinions in Registered Offerings."

Exhibit 10.2 Form of Sale and Servicing Agreement

Section 1.01 Definitions

14. We note that "Delinquency Trigger" means, for any due period, that "the aggregate Principal Balance of Contracts that are 60 days or more Delinquent (assuming 30-day months) as a percentage of the Pool Balance as of the last day of the Due Period exceeds [ ]%." We note, however, in the prospectus on page 82 that the delinquency trigger is reached "if the aggregate principal balance of contracts in the pool that are more than 60 days delinquent (assuming 30-day months) as of the end of the month…as a percentage of the pool balance as of the beginning of such month meets or exceeds the percentage for that month" (emphasis added). Please revise accordingly so that the definition of the delinquency trigger in the prospectus and the definition in the sale and servicing agreement are consistent.

Section 7.12 Dispute Resolution

15. We note your responses to prior comments 20, 21 and 22. Please make conforming changes in this section of the Form of Sale and Servicing Agreement.

16. We note that you have brackets around the 180-day period in which the depositor or seller, as applicable, has to evaluate a repurchase request before the requesting party may refer the matter to mediation or arbitration. Because this period is prescribed in the shelf requirement, please remove the brackets. Refer to General Instruction I.B.1.(c) of Form SF-3.

 Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Patrick G. Quick, Esq., Foley & Lardner LLP
 Nicholas J. Faleris, Esq., Foley & Lardner LLP